UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of May 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐     No ☒

Financial Results

1Q2005

Investor Relations Department

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Lisbon, 24 May 2005

EDP - Energias de Portugal, S.A.     Headquarters: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal

1Q2005 Performance

Results Summary (€ m)	1Q2005	1Q2004	Δ%
Gross Profit	979.0	894.2	9.5%
Operating Costs	417.7	382.8	9.1%
EBITDA	561.3	511.4	9.8%
EBIT	362.9	339.3	7.0%
Net Profit	216.9	194.5	11.5%

Net Debt	8,596.9	7,318.2	17.5%

Operating Data	1Q2005	1Q2004	Δ
Electricity:
Installed Capacity (MW)	11,713	11,198	+515	MW
Generation (GWh)	11,949	11,681	2.3%
Distribution (GWh)	19,549	18,526	5.5%
Retail (GWh)	18,901	18,137	4.2%
Clients (thousand)	9,434	9,258	+176	th

Gas:
Distribution (GWh)	6,860	6,330	8.4%
Retail (GWh)	5,577	4,697	18.7%
Clients (thousand)	569	548	+21	th

Employees (Group)	14,828	17,529	-2,701

The EDP Group’s sustained operating growth in the 1Q2005 reflected in a healthy EBITDA growth of 9.8% and an 11.5% rise in Net Profit

Exposure to high growth markets

EDP continues to benefit from its exposure to markets with attractive growth rates, above the European average. Demand in Iberia posted a strong increase in the period - 7.7% in Portugal and 8.8% in Spain - while in Brazil, demand in EDP’s concession areas went up by approximately 3%. EDP also benefited from the strong growth of the Spanish gas market. Our subsidiary Naturcorp increased its gas distribution volume 8.4% and consolidated its position as the second gas player in Spain.

Increase in installed capacity provides growth at the Iberian electricity generation activity

In the last 12 months Ribatejo II CCGT (392 MW) was brought into service and 3 wind farms (164 MW) started operations, increasing the installed CCGT and Wind capacity to 1,171 MW and 359 MW, respectively. By 2010, EDP expects to reach more than 4,000 MW and approximately 2,500 MW of installed capacity in CCGT and Wind farms, respectively.

EDP served 10 million energy clients for the first time

EDP reaffirms itself as a client oriented organisation with an enhanced value proposition. In the 2H2004 EDP improved its image with new branding and communication, and restructured the commercial organisation in Portugal.

EDP is benefiting from efficiency improvements

The EDP Group was able to reduce its workforce by 2,701 employees vis-à-vis the 1Q2004 due to the successful implementation of the HR Restructuring Program in 2003 and 2004, and to the sale of 60% of Edinfor to LogicaCMG. Wages with active workers in the domestic core business (excluding severance payments) fel 8.2% year-on-year.

Operating performance also reflects the full consolidation of Hidrocantábrico’s P&L

•	Spanish and Brazilian activities were the driving forces behind the operating performance. Hidrocantábrico in Spain benefited from the rise in pool prices, while operations in Brazil continued to post strong increases following consumption growth and tariff adjustments.

•	Regarding our domestic electricity activities, EDP Produção was affected by the high pool prices in the energy management activity provided to EDP

Comercial, while EDP Distribuição that despite benefiting from a strong increase in demand was negatively impacted by high fuel costs, which will be passed through to tariffs in the following year.

Income Statement and Balance Sheet

Consolidated Income Statement (€ m)	1Q2005	1Q2004	Δ%
Electricity Sales	2,136.1	1,627.6	31.2%
Other Sales	175.3	75.5	132.2%
Services Provided	142.1	138.6	2.5%
Operating Revenues	2,453.5	1,841.7	33.2%
Electricity & Gas	1,195.6	806.7	48.2%
Fuel	267.2	103.3	158.8%
Materials and goods for resale	11.7	37.5	-68.7%
Direct Activity Costs	1,474.5	947.5	55.6%
Gross Profit	979.0	894.2	9.5%
Gross Profit/Revenues	39.9%	48.6%	-8.7%
Supplies and services	177.0	145.5	21.6%
Personnel costs	133.4	147.3	-9.5%
Costs with social benefits	25.1	34.9	-28.2%
Concession fees	51.4	46.7	10.2%
Other operating costs (or revenues)	30.9	8.4	268.7%
Operating costs	417.7	382.8	9.1%
EBITDA	561.3	511.4	9.8%
EBITDA/Revenues	22.9%	27.8%	-4.9%
Depreciation and amortisation	218.6	190.3	14.9%
Comp. of subsidised assets’ depreciation	(20.2)	(18.1)	-11.7%
EBIT	362.9	339.3	7.0%
EBIT/Revenues	14.8%	18.4%	-3.6%
Financial income/(expense)	(65.9)	(73.5)	10.3%
Amortisation of concession rights	(9.4)	(10.7)	12.7%
Discontinued Activities	—	—	—
Pre-tax profit	287.6	255.1	12.8%
Income taxes	66.1	92.4	-28.5%
Defered taxes	1.7	(20.0)	—
Minority interests	3.0	(11.9)	—
Net Profit	216.9	194.5	11.5%

Assets (€ m)	1Q2005	YE2004
Fixed assets	17,238.1	17,187.2
Intangible assets, net	2,946.2	2,934.9
Tangible assets, net	12,608.8	12,637.0
Financial Investments, net	1,683.2	1,615.3
Other assets	3,249.7	2,981.9
Inventories	158.4	168.6
Accounts receivable - trade, net	1,365.2	1,189.8
Accounts receivable - other, net	1,389.7	1,338.1
Cash and cash equivalents	336.4	285.3
Deferred Tax	1,048.0	1,080.7

Total assets	21,535.7	21,249.8

Shareholders’ equity (€ m)	1Q2005	YE2004
Share capital	3,656.5	3,656.5
Own shares	(43.9)	(31.7)
Retained earnings and other reserves	84.6	7.6
Net profit for the year	216.9	404.8

Shareholders’ equity	3,914.1	4,037.3

Minority interest	732.1	729.7
Hydrological correction account	313.4	364.2

Liabilities (€ m)	1Q2005	YE2004
Provisions	2,283.6	2,301.1
Financial Debt	9,269.2	9,161.2
Short-term debt & current portion of long-term debt	2,070.8	1,975.1
Long-term debt	7,198.5	7,186.1
Other liabilities	4,455.6	4,085.1
Accounts payable - trade, net	4,259.2	3,876.8
Accounts payable - other, net	196.4	208.3
Deferred Tax	567.8	571.2

Total liabilities	16,576.2	16,118.6

Total liabilities and shareholders’ equity	21,535.7	21,249.8

Note: The accounts presented in this document are non-audited.

EBITDA Overview

EBITDA (€ m)	1Q2005	1Q2004	Δ%
EDP Produção	207.1	221.6	-6.5%
EDP Comercial	(6.6)	1.1	—
Enernova & EDP Bioeléctrica	7.2	4.6	56.2%
EDP Distribuição	160.6	167.5	-4.1%
Hidrocantábrico (1)	139.3	41.0	239.9%
Brazil	73.4	54.1	35.7%
Oni	7.6	3.4	121.9%
Other & Adjustments	(27.3)	18.1	—

Consolidated	561.3	511.4	9.8%

•	EDP Produção’s EBITDA decreased 6.5% reflecting the negative impact of the high Spanish pool prices in the electricity purchase service rendered to EDP Comercial. This impact was mitigated by the extra output provided by the Ribatejo II (CCGT) and by a fall in personnel costs and social benefits.

•	Despite the strong increase in demand, the negative change in EDP Distribuição’s EBITDA reflects a swing in fuel costs’ adjustments that affected the energy acquisition activity (note that these deviations are passed-through to tariffs in the following year). This negative impact in the gross profit was partly offset by an 11.8% decrease in operating costs.

•	EDP fully consolidated Hidrocantábrico for the first time. Hidrocantábrico posted a strong EBITDA increase (+35.9%) following the sharp rise in pool prices from €33/MWh to €56/MWh. The consequent system tariff deficit was not deducted (€41m) from revenues, given its strong likelihood of recovery.

•	Brazil continues to provide strong growth. All activities in Brazil posted an EBITDA increase in the 1Q2005 following higher volumes in distribution and supply activities and the positive impact of the annual tariff adjustments. Following the corporate restructuring in Brazil, which is expected to yield further efficiency gains upon full implementation, Energias do Brasil owns 100% of its distribution subsidiaries after the roll-up of minorities into the holding level, thus reducing the stake of EDP in Energias do Brasil to 69.3%.

•	Oni’s EBITDA surged more than two fold year-on-year, as a result of a positive evolution of the mix of services provided by Comunitel and a strict control of personnel costs and supplies & services.

•	Consolidated EBITDA was up 9.8% amounting to €561.3m in the 1Q2005, as a result of the full consolidation of Hidrocantábrico and the good operating performance in Spain and Brazil.

(1)	40% in the 1Q2004

Capex

CAPEX (€ m)	1Q2005	1Q2004	Δ%
EDP Produção	28.0	8.3	235.7%
EDP Comercial	0.3	1.4	-79.9%
Enernova & EDP Bioeléctrica	4.3	10.8	-60.3%
EDP Distribuição	57.2	46.5	23.2%
Hidrocantábrico (1)	35.0	25.8	n.a.

Iberian Energy	124.8	92.8	34.5%

Brazil	63.6	44.6	42.7%
Telecoms	6.4	6.1	4.9%
Other	1.4	5.3	-73.0%

Total	196.2	148.8	31.9%

•	The EDP Group’s capital expenditure totalled €196.2 m in the 1Q2005, up 31.9% year-on-year, on the back of the initial construction works of the third 392 MW unit at Ribatejo (CCGT), investments in the Portuguese distribution grid, development of the Peixe Angical power plant in Brazil and the full consolidation of Hidrocantábrico’s operating investment. Note that the figures presented correspond to the EDP Group’s cash out flow on operating investments, considering the consolidation method for each subsidiary.

•	EDPP’s investment in the 1Q2005 is mainly related to the construction of the third 392MW unit at Ribatejo (CCGT) (€17.2m). As at March 2005, €85.9m had already been invested in this unit. Total investment is expected to reach €197m until 2006, when it should start operations.

•	EDPD’s capex was focused on the distribution network in order to improve the quality of service. Investments in the distribution grid, accounting for 92% of EDPD’s operating investment, increased 22.0% year-on-year, which along with favourable weather conditions, allowed for a 13.4% improvement of Equivalent Interruption Time (49min in the 1Q2004 vs. 43min in the 1Q2005).

•	50% of Hidrocantábrico’s capex was allocated to the construction of new wind farms. During 2005 the following wind farms should start operations: Las Lomillas (50MW – 50% held by Genesa) (May); La Sotonera (19MW) (July); La Brújula (74 MW) (September); and El Boquerón (22 MW) (December).

•	65% of the capex in Brazil was related to the construction of the Peixe Angical hydro power plant (450 MW), which amounted to R$144m ( €41m) in the 1Q2005. EDP expects to invest R$540m in the project in 2005, plus R$186m in 2006, when it should start operations. Note that this figure corresponds to 100% of the project, of which EDP owns 60%. The project is also being financed through a R$670m loan with BNDES.

(1)	40% in the 1Q2004

Cash Flow

Operating Cash Flow by Business Area (€ m)	1Q2005	1Q2004	Δ%
EDP Produção	235.3	231.6	1.6%
EDP Comercial	(34.9)	(6.5)	—
Enernova & EDP Bioeléctrica	10.0	(0.8)	—
EDP Distribuição	134.6	122.6	9.8%
Hidrocantábrico	56.8	41.3	37.3%
Brazil	63.1	41.8	50.7%
Oni	7.7	9.8	-21.9%
Hydro Correction	(53.0)	(6.7)	—
Other	44.2	41.8	5.7%

EDP Group Operating Cash Flow	463.7	475.0	-2.4%

Consolidated Cash Flow (€ m)	1Q2005
Net Profit	216.9

Depreciation	218.6
Compensation of subsidised assets depreciation	(20.2)
Concession Rights Amortisation	9.4
Net Provisions	(9.2)
Interests Hydraulicity Account	2.1
Forex Differences	(5.8)
Income From Equity Method	(10.1)
Deferred Taxes	1.7
Minority Interests	3.0
Other Adjustments	20.6

Net Financial Interests and other financial costs (or revenues)	96.4

Operating Cash Flow before Working Capital	523.5

Change in Operating Working Capital	(59.8)

Operating Cash Flow	463.7

Capex	(196.2)

Net Operating Cash Flow	267.5

Divestments of Fixed Assets	—
Net Financial Investments	(155.1)
Net Financial Interests and other financial costs (or revenues)	(96.4)
Dividends Paid	—
Other Changes in Non-Operating Working Capital	(123.9)

Decrease/(Increase) in Financial Debt	(108.0)

Financial Debt and Provisions for Social Benefits

Financial Debt (€ m)	1Q2005	2004

EDP S.A. and EDP Finance BV	6,890.0	5,553.0
EDP Produção	32.8	33.9
EDP Comercial	0.4	—
Enernova & EDP Bioeléctrica	16.5	17.0
EDP Distribuição	—	—
Hidrocantábrico	445.5	1,621.1
Brazil	794.5	731.4
Oni	566.6	622.5
Other	17.9	42.4

Sub-Total	8,764.2	8,621.3

OPTEP Derivative (Liability)	315.0	315.0
Fair Value on Hedged Debt	102.4	107.7
Accrued Interests on Debt	87.6	117.3

Total Financial Debt	9,269.2	9,161.2

Cash and cash equivalents	336.4	285.3
OPTEP Derivative (Asset)	336.0	336.0

EDP Consolidated Net Debt	8,596.9	8,539.9

Net Debt Allocation (€ m)	1Q2005	2004
Internal + External Debt

EDP Produção	2,006.8	2,168.5
EDP Comercial	115.2	89.1
Enernova & EDP Bioeléctrica	148.5	127.9
EDP Distribuição	1,300.7	1,339.5
Hidrocantábrico	1,703.9	1,711.3
Brazil	972.8	917.1
Oni	667.3	703.9
EDP SA & adjustments	1,681.8	1,482.4

EDP Consolidated Net Debt	8,596.9	8,539.9

Provisions for Social Benefits (€ m)	1Q2005	2004
Pensions	1,246.4	1,278.5
Medical Care	730.2	727.7

Total	1,976.5	2,006.2

Debt Ratings

	S&P	Moody’s	Fitch
SA & BV	A/Neg/A1	A3/St/P2

HC		Baa2/St/P2	BBB/P/F2

Bandeirante		Ba3/St

Escelsa	B+/Neg	B2/Neg

Investco		Ba1/St

•	The EDP Group’s total net debt increased by €57.0m, vis-à-vis YE2004, to €8,596.9m. Despite the strong operating cash flow in the 1Q2005, financial debt increased following capital expenditures of €196.2m, financial investments of €155.1m and a hydro correction payment to REN of €53.0m due to the very dry period, which had an impact in the operating cash flow.

•	Financial investments in the period were related to: i) the purchase of a 46.625% stake in Portgás (€85.0m), the second gas distribution company in Portugal with 126 thousand clients (by the end of 2004 EDP already had acquired a 12.9% indirect stake in this company); ii) the acquisition of an additional 20% stake in Turbogás (€52.0m), which owns a 990 MW CCGT power plant, increasing EDP’s stake in the company to 40%; and iii) the purchase of 2 wind farms, for the amount of €18.1M, with 53 MW in the pipeline, of which 11.7 MW should entry into service in September 2005 and 41.8 MW in June 2006.

•	The swing in the external financial debt at the EDP S.A. level and at Hidrocantábrico is explained by the replacement of Hidrocantábrico’s long term financial debt with inter-company loans. This debt restructuring process, which was concluded in the 1Q2005 with the replacement of €1,375m, will result in significant consolidated financial costs savings (estimated at €6m per year).

•	The strong cash flow generation at the core business allowed for a reduction in the debt allocated to these business areas. The debt increase in Brazil is explained by the funding obtained from BNDES, related to the construction of Peixe Angical 450 MW hydro power plant (R$522.5m or €150.4m in financial debt) that should be concluded during 2006.

Consolidated Financial Results

Financial Results (€ m)	1Q2005	1Q2004	Δ%
Income from group & associated cos.	10.1	6.1	65.4%
Investment income	0.0	0.0	—
Financial Investments Gains/(Losses)	10.1	6.1	65.5%
Net financial interest paid	(91.9)	(80.0)	-15.0%
Net foreign exchange differences	5.8	5.0	15.3%
Other	10.2	(4.6)	—
Financing Gains/(Losses)	(76.0)	(79.6)	4.5%

Financial results	(65.9)	(73.5)	10.3%

Income from Equity Method (€ m)	1Q2005	1Q2004	Δ%
REN (30%)	5.2	4.7	10.3%
Edinfor (40%)	(5.7)	—	—
Portgás (60%)	3.8	—	—
CEM (22%)	1.9	1.0	84.0%
Turbogás (40% in 2005/20% in 2004)	1.3	(0.5)	—
DECA II (EEGSA (21%))	1.3	—	—
HCs subsidiaries	1.0	0.9	20.5%
Other	1.4	0.0	—

Total	10.1	6.1	65.4%

Amort. of rights and concession (€ m)	1Q2005	1Q2004	Δ%
EBE	2.2	2.2	0.5%
IVEN (Escelsa/Enersul)	5.2	5.4	-2.8%
Comunitel	1.1	0.9	14.8%
Oni	0.8	0.8	-2.9%
Edinfor (goodwill impairment)		1.3	—

Total	9.4	10.7	-12.7%

Note: Under IAS, goodwill ceases to be amortised in the P&L, and the underlying assets become subject to a test for impairment.

Financial results were influenced by:

A €4.0m increase in “Income from group and associated cos.” that includes the following positive impacts: i) the initial consolidation of Portgás (+€3.8m), a gas distribution company, following the exercise in December 2004 of call option on 60% of its share capital; ii) the improvement in net profit of Turbogás (a net loss of €2.5m in the 1Q2004 and a profit of €3.2m in the 1Q2005) and an increase in EDP stake from 20% to 40% in mid March 2005 (+€1.8m); iii) EEGSA (+€1.3m) and the subsidiaries of Hidrocantábrico (+€1.4m). This was mitigated by the negative contribution from Edinfor (-€5.7m) that started to be equity consolidated in January 2005 (previously fully consolidated in EDP accounts) after the sale of 60% of the company to LogicaCMG.

“Net financial interest paid” increased 15.0% reflecting i) the increase in debt from the full consolidation of Hidrocantábrico (previously 40% consolidated) in the 1Q2005 (+€12.7m), ii) mitigated by the fall in the average cost of debt from 4.45% to 4.42% (-€0.7m).

The swing in “Other” financial gains and losses reflect the reduction of bank services and other financial costs in Brazil (+€6m) and the positive result from the implementation of IAS39, regarding the fair value of derivatives (+€6.1m).

Business Areas

Electricity Generation in Portugal

Electricity Generation (GWh)	1Q2005	1Q2004	Δ%
Hydroelectric (PES) (1)	1,295	3,428	-62.2%
Thermoelectric (PES) (1)	4,410	2,678	64.7%

Binding Generation	5,705	6,106	-6.6%

Hydroelectric (NBES) (2)	33	171	-80.7%
TER CCGT (NBES) (2)	1,289	603	113.9%

Non-Binding Generation	1,322	774	70.9%

Small hydro	20	58	-66.0%
Cogeneration	185	196	-5.8%
Wind farms	93	52	77.7%
Biomass	13	15	-14.7%
Special Regime Producers	310	321	-3.5%

Total EDP generation	7,337	7,200	1.9%

Pego thermal power station (PES) (1)	1,218	931	30.8%
Tapada thermal power station (PES) (1)	1,710	1,449	18.0%
Alqueva hydroelectric power station	32	18	77.8%
Auto-producers (IES) (3)	1,262	1,048	20.4%
Import / (Export) net	1,380	1,371	0.7%
Direct sales to ind. clients (incl. in Cogen.)	(63)	(141)	55.5%
Pumping	(162)	(75)	-115.7%
Gross demand	12,714	11,801	7.7%
Synchronous compensation	(7)	(10)	33.0%
Own consumption - generation	(1)	(3)	68.9%
Own consumption - transmission grid	(3)	(3)	11.4%
Transmission losses	(194)	(195)	0.7%

Energy delivered to distribution	12,509	11,589	7.9%

Hydro Coeficient	0.25	0.83	-69.9%

Thermal generation (GWh)	1Q2005	1Q2004	Δ%	Fuel	MW
Sines	2,421	2,432	-0.5%	Coal	1,192.0
Setúbal	1,337	116	—	Fuel oil	946.4
Carregado	571	87	—	Fuel oil/Nat. Gas	710.2
Barreiro	74	41	78.6%	Fuel oil	56.0
Tunes	8	2	—	Gas Oil	197.0

Thermal emission (PES)	4,410	2,678	64.7%

Portugal’s electricity demand growth was exceptionally high in the period, up 7.9% from the 1Q2004 to 12.5 TWh, and the EDP Group accounted for 57% of the total energy delivered to the system (60% in the 1Q2004).

EDP’s electricity generation output grew 1.9% year-on-year, due to i) a more than eight fold increase in output from fuel-oil power plants and ii) the contribution of the second 392 MW unit of Ribatejo CCGT that started operating in the 4Q2004. These mitigated the effect of a lower utilization of EDP’s hydroelectric power stations - 50% of EDP’s installed capacity in Portugal – in what is considered the driest quarter of the last 25 years (hydro coefficient of 0.25 vs. 0.83 in the 1Q2004).

As a result the contribution of EDP’s Hydro plants to total Group domestic generation fell from 51% in the 1Q2004 to 18% in the 1Q2005 but EDP’s gross profit is only marginally affected by generation output swings or fuel costs hikes (see in next page) as 86% of its installed capacity in Portugal is bound to long-term Power Purchase Agreements (PPAs) in the Public Electricity System (PES).

(1)	PES - Public Electricity System

(2)	NBES - Non-binding Electricity System

(3)	IES - Independent Electricity System

(4)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

EDP Produção

PES (€ m)	1Q2005	1Q2004	Δ%
PPA Capacity Charge	222.9	220.4	1.1%
PPA Energy Charge	137.3	56.3	144.0%
Steam (Barreiro) & Ashes	1.4	1.6	-8.5%
(-) Coal	53.4	38.4	39.3%
(-) Fuel oil	78.2	9.2	749.1%
(-) Natural Gas	0.2	4.1	-94.6%
(-) Gas Oil	0.6	0.2	196.2%
(-) Electricity Autoconsumption & Materials	1.5	1.3	18.5%

PPA Gross Profit	227.7	225.2	1.1%

NBES (€ m)	1Q2005	1Q2004	Δ%
Electricity Sales	120.5	41.8	188.2%
(-) Direct costs (fuel + purchases + trading)	104.5	9.3	—

NBES Gross Profit	16.0	32.5	-50.9%

SRP (€ m)	1Q2005	1Q2004	Δ%
Cogeneration	17.2	13.4	28.2%
Small hydro (<10 MW)	1.6	4.5	-64.3%
(-) Natural Gas (Cogeneration)	10.4	9.2	13.3%
(-) Electricity Purchases	0.1	0.2	-39.3%

SRP Gross Profit	8.3	8.5	-2.7%

Gross Profit in the Public Electricity System (PES), up 1.1%, reflects the stable return’s profile of the PPA Capacity Charge and the pass-through of fuel costs by means of the PPA Energy Charge. The increase in the PPA Capacity Charge in the period reflects inflation, mitigated by both i) the lower availability factors (km) at the hydro power stations (hydro Km: 1.043 in 1Q2005 vs. 1.049 in 1Q2004) and ii) the decommissioning in December 2004 of the 43 MW Tapada do Outeiro plant (€1.5m in the 1Q2004). The fuel procurement margin (Energy Charge minus Fuel Costs) improved slightly (€4.4m in 1Q2004 vs. €4.8m in 1Q2005) in spite of the lower spread between EDPP’s acquisition costs and the international fuel prices’ indices (used as benchmark to calculate the PPA Energy Charge) experienced in the 1Q2005. This is explained by the negative impact in the 1Q2004’s fuel procurement margin from the revaluation of EDPP’s coal stocks (€2.3m).

Gross Profit in the Non-Binding Electricity System (NBES) decreased to €16.0m following i) a 60% reduction in the energy delivered to EDPD (“parcela livre”) and ii) the high pool prices in the 1Q2005 which had a negative impact on the electricity purchase service provided by EDPP to EDP Comercial (EDPC). EDPP guarantees EDPC’s electricity purchase price, shielding EDPC’s commercial activity from the short term pool price volatility . The non-binding generation did benefit from the extra output provided by the second unit of the Ribatejo (CCGT), which mitigated the lower volumes generated by the hydro plants operating in the NBES.

Gross Profit from Special Regime Producers (SRP) decreased because of the 66% fall in output from the small hydro power stations (with installed capacity less than 10 MW) as a result of the dry period. The gross profit of EDP’s cogenerators increased 67.5% driven by higher average selling price following the rise in output to the system, which more than doubled.

EDP Produção

Operating Income Statement (€ m)	1Q2005	1Q2004	Δ%
Energy sales	495.6	332.7	48.9%
Services provided	(18.2)	16.2	—
Other sales	5.5	5.3	3.5%
Operating Revenues	482.8	354.3	36.3%
Electricity	43.0	6.7	539.0%
Fuel for electricity generation	184.5	77.8	137.2%
Materials and goods for resale	1.3	0.4	182.6%
Direct Activity Costs	228.7	84.9	169.3%
Gross Profit	254.2	269.3	-5.6%
Gross Profit/Revenues	52.6%	76.0%	-23.4	p.p.
Supplies and services - Group	6.9	4.7	47.7%
Supplies and services - Non-Group	11.0	7.2	51.9%
Personnel costs	21.3	27.0	-21.2%
Costs with social benefits	5.5	10.6	-47.8%
Generation centre rentals	0.9	0.2	405.8%
Other operating costs (or revenues)	1.4	(2.0)	—
Operating Costs	47.0	47.7	-1.4%
EBITDA	207.1	221.6	-6.5%
EBITDA / Revenues	42.9%	62.6%	-19.7	p.p.
Depreciation and amortisation	48.4	50.7	-4.4%
Compensation of subsidised assets’ depr.	(0.1)	(1.0)	85.6%
EBIT	158.9	172.0	-7.6%
EBIT / Revenues	32.9%	48.5%	-15.6	p.p.

Number of employees	1Q2005	1Q2004	Δ%
Number of employees	1,785	1,975	-9.6%
Generation activity	1,067	1,184	-9.9%
Maintenance and engineering activity	465	507	-8.3%
Energy management activity	28	27	3.7%
Sub-Holding	225	257	-12.5%
MW/Employee	4.55	3.94	15.5%

Operating investment (€ m)	1Q2005	1Q2004	Δ%
Binding generation	2.7	2.2	27.6%
Non-Binding generation	18.9	1.8	940.0%
Other investments	0.8	0.7	15.5%
Financial costs (capitalised) and invest.	5.6	3.7	50.5%

Total operating investment	28.0	8.3	235.8%

Recurring investment	2.7	2.0	36.3%
Non-recurring investment	25.4	6.4	296.8%

EDPP’s EBITDA was down 6.5% following i) the negative impacts of lower sales to EDPD and of high pool prices on the gross profit of the non-binding activity and ii) a 1.4% reduction in operating costs as explained below.

Supplies and Services increased €6.0m as a result of i) higher insurance costs (+€0.8m) due to late invoicing in 2004; ii) higher maintenance costs (+€0.5m) due to the later implementation of CPPE’s annual maintenance program in 2004 and the start of operations of Ribatejo’s second 400MW group; iii) repair works in Soporgen (€0.9m); iv) an exceptional charge (+€1.2m) related to advisory fees on the CMECs; and v) higher charges from EDP S.A. (+€1.1m) - following the new group policy of allocating to the business units the costs of services rendered by the holding company - and EDP Valor (€+0.6m).

Personnel costs decreased 21.2% reflecting i) the 9.6% reduction in the number of employees which resulted in a 5.5% decrease in salaries paid (after a 2.8% avg. salary increase in 2004); and ii) fewer negotiated dismissals and agreements with early retirees in the period which reduced severance payments by €2.9m.

Costs with social benefits fell 47.8% from the 1Q2004: i) the 1Q2005 does not include salaries paid to early retirees (€3.3m) as these costs were offset through the use of the provision created for this purpose in the company but, in the 1Q2004, the use of this provision was only accounted for in group consolidation (€3.3m) and; ii) the 1Q2004 includes a €2.2m increase in pension premiums to account for the insufficiency of pension premiums identified in the 2004 actuarial study.

The swing in Other operating costs (or revenues) is related to the payment of the municipal tax (€2.6m) that was due following the sale and purchase agreement for the acquisition from REN of the thermal power plants sites (Carregado, Tunes and Setúbal) for €40.6m. The 1Q2005 capex does not yet reflect this acquisition.

EDP Comercial

Operating Income Statement (€ m)	1Q2005	1Q2004	Δ%
Operating Revenues	107.4	77.2	39.0%
Direct Activity Costs	111.1	74.5	49.1%
Gross Profit	(3.7)	2.7	—
Gross Profit/Revenues	-3.5%	3.5%	-7.0	p.p.
Supplies and services	1.9	0.6	228.3%
Personnel costs	0.9	0.8	11.7%
Costs with social benefits	0.1	0.1	11.1%
Other operating costs (or revenues)	0.0	0.1	-85.1%
Operating Costs	2.9	1.6	82.0%
EBITDA	(6.6)	1.1	—
EBITDA / Revenues	-6.2%	1.4%	-7.6	p.p.
Depreciation and amortisation	1.1	0.9	23.8%
Compensation subsidised assets’ deprec.	—	—	—
EBIT	(7.7)	0.2	—
EBIT / Revenues	-7.2%	0.3%	-7.5	p.p.

EDPC Operating data	1Q2005	1Q2004	Δ%
EDPC Electricity sales (GWh)	1,313	963	36.3%
Market Share (GWh)	65%	66%	-0.6%
Number of Clients	5,617	1,633	244.0%
Market Share (# of Clients)	75%	73%	2.6%
Number of Employees	76	65	16.9%
Operating Investment ( m)	0.3	1.4	-79.9%

Total energy supplied in the NBES grew 38% YoY to 2,017 GWh in the 1Q2005, now representing 18% of the total consumption in Portugal (14% in the 1Q2004). The Portuguese liberalised market is at its early stage of development and thus the net selling price reflects the cost of capturing new clients. Consequently the more than three fold increase in the number of clients of EDPC had a negative price effect of €3.7m in the gross profit of the company.

EDPC has a fixed price contract (reviewed periodically) with EDPP’s energy management department which procures electricity (namely in the Spanish pool) on behalf of EDPC. This shielded EDPC’s gross profit from the hike in electricity prices and high fuel costs.

EBITDA - EDPP & EDPC (€ m)	1Q2005	1Q2004	Δ%
Operating Revenues	514.8	404.8	27.2%
Electricity	79.4	56.9	39.4%
Fuel for electricity generation	184.5	77.8	137.2%
Materials and goods for resale	1.3	0.4	182.7%
Direct Activity Costs	263.8	134.7	95.9%
Gross Profit	250.9	270.1	-7.1%
Supplies and services	19.0	11.5	65.4%
Personnel costs	22.2	25.6	-13.4%
Costs with social benefits	5.6	12.9	-56.2%
Other operating costs (or revenues)	2.4	(2.1)	—
EBITDA	201.7	222.2	-9.2%
EBITDA / Revenues	39.2%	54.9%	-15.7	p.p.

Note: In order to illustrate the effect of the elimination of the intra-group transactions between EDPC and EDPP, we present above the consolidated EBITDA of the two companies.

Enernova & EDP Bioeléctrica

Installed Capacity - MW	1Q2005	1Q2004	ΔMW
Wind	136	96	+40
Biomass	9	9	—

Total	145	105	+40

Generation - GWh	1Q2005	1Q2004	Δ%
Wind	93	52	77.5%
Biomass	13	15	-14.7%

Total	106	67	57.3%

Operating Income Statement (€ m)	1Q2005	1Q2004	Δ%
Wind	8.4	4.6	82.9%
Biomass	0.9	1.1	-14.2%
Electricity Sales	9.3	5.7	64.6%
Direct Activity Costs	0.6	0.4	30.1%
Gross Profit	8.8	5.2	67.5%
Gross Profit/Revenues	93.9%	92.2%	1.6	p.p.

Supplies and services	0.9	0.3	257.6%
Personnel costs & costs with social benefits	0.2	0.1	58.5%
Generation centre rentals	0.2	0.1	84.4%
Other operating costs (or revenues)	0.2	0.1	41.0%
Operating Costs	1.5	0.7	135.9%

EBITDA	7.2	4.6	57.7%
EBITDA / Revenues	77.3%	80.7%	-3.4	p.p.
Depreciation	2.1	1.0	105.9%
Compensation subsidised assets’ deprec.	(0.0)	(0.0)	-8.7%

EBIT	5.2	3.6	43.4%
EBIT / Revenues	55.2%	63.4%	-8.2	p.p.

Number of Employees	1Q2005	1Q2004	Δ%
Number of Employees	16	14	14.3%

Investments (€ m)	1Q2005	1Q2004	Δ%
Operating Investment	4.3	10.8	-60.3%
Financial Investments	18.1	—	—

Total Investments	22.4	10.8	107.9%

•	Enernova’s installed capacity went up by 40 MW vis-à-vis 1Q2004 to 145 MW following the entry into operation of Vila Nova I wind farm (20 MW) in the 3Q2004 and Serra do Açor wind farm (20 MW) in the 4Q2004.

•	Following the new added capacity, wind electricity generation increased 77.5%, reaching a total output of 93 GWh in the 1Q2005. Wind generation also benefited from a higher number of wind hours in the 1Q2005 versus the 1Q2004, which resulted in the increase of the load factor in wind power to 32% versus 27% in the same period of the last year.

•	The increase in renewable production allowed for a 67.5% growth in gross profit. EBITDA increased 57.7% in line with the gross profit despite the rise in the operating costs associated with the new capacity brought into service.

•	Wind power will continue to grow following the strategic target to reach close to 900 MW of installed capacity in Portugal by 2007. This investment is supported by a stable tariff framework. At the end of 2005 the Serra d’El Rei wind farm (20 MW - end of 2005) should start operations and the following wind farms should be repowered: Vila Nova I (+6 MW - 2Q2005), Pena Suar (+6 MW - 4Q2005) and Fonte da Quelha / Alto do Talefe (+6 MW - 4Q2005).

•	In the 1Q2005, Enernova acquired 2 wind farms with 53 MW in the pipeline, for the price of €18.1m. The completion of this transaction is conditional on a non-opposition decision by the Portuguese Competition Authority. Out of the 53 MW, 11.7 MW should entry into service in September 2005 and 41.8 MW in June 2006.

Load Factor: number of equivalent hours to the output of a wind farm relative to the total number of hours in the period, considering the date of entry into industrial service of each wind farm.

EDP Distribuição

Electricity Distributed (GWh)	1Q2005	1Q2004 (1)	Δ%
Energy Delivered to Distribution	12,509	11,589	7.9%
Sales to EDP power plants	(3)	(3)	9.1%
Own consumption - distribution	(10)	(7)	-30.1%
Distribution losses	(1,026)	(892)	-15.0%

Total Electricity Sales (2)	11,471	10,686	7.3%

Electricity Sales - BES (3)	9,454	9,221	2.5%
VHV (Very high voltage)	336	326	3.1%
HV (High voltage)	1,216	979	24.2%
MV (Medium voltage)	1,411	1,686	-16.3%
SLV (Special low voltage)	716	781	-8.2%
LV (Low voltage)	5,407	5,109	5.8%
PL (Public lighting)	369	341	8.1%

Electricity Sales - NBES (4)	2,017	1,465	37.6%
EDP	1,313	963	36.3%
HV (High voltage)	9	7	36.7%
MV (Medium voltage)	1,222	956	27.9%
SLV (Special low voltage)	81	—	—
Non-EDP	704	502	40.2%
HV (High voltage)	10	9	12.1%
MV (Medium voltage)	669	493	35.6%
SLV (Special low voltage)	25	—	—

Electricity Consumers (5)	1Q2005	1Q2004	Δ%
Binding consumers	5,830,031	5,749,919	1.4%
Non-binding consumers	7,467	2,250	—

Total Electricity Consumers	5,837,498	5,752,169	1.5%

Electricity Sales & Gross Profit (€ m)	1Q2005	1Q2004	Δ%
VHV (Very high voltage)	15.0	13.3	13.0%
HV (High voltage)	60.9	47.0	29.4%
MV (Medium voltage)	114.8	124.6	-7.8%
SLV (Special low voltage)	71.4	77.2	-7.5%
LV (Low voltage)	654.3	611.6	7.0%
PL (Public lighting)	25.4	28.5	-10.8%
Interruptibility Discounts	(8.5)	(6.7)	-25.9%
Tariff correction Discounts	(0.0)	(0.1)	90.5%
Invoiced Sales - BES	933.3	895.3	4.2%

Invoiced Sales - NBES	44.6	26.8	66.3%

Electricity Revenues	977.9	922.1	6.1%

Electricity Purchases	652.4	565.1	15.4%

Electricity Gross Profit	325.5	356.9	-8.8%

Tariff Difference to Recover/(Return)	3.9	(21.4)	—

Regulated Revenues (€ m)	1Q2005	1Q2004	Δ%
Unit revenue for the UDGr: HV and MV (€ / MWh)	8.3	9.5	-12.8%
Electricity delivered to BES/NBES: HV and MV (GWh)	11,558	10,762	7.4%
Unit revenue for the UDGr: LV (€ / MWh)	24.5	23.9	2.6%
Electricity delivered to BES/NBES: LV (GWh)	6,597	6,214	6.2%

UDGr allowed revenues	257.0	250.3	2.7%

Average assets of the NS activity (net of amortisations)	69.4	84.0	-17.4%
Return on average assets of NS activity (%)	8.5	9.0	-5.6%
Assets’ amortisation of NS activity	11.9	17.6	-32.3%
Annual structural commercial costs of NS activity	14.6	15.2	-3.4%

Network Supply allowed revenues	32.5	40.3	-19.5%

Average assets of SPS activity (net of amortisations)	12.2	11.8	3.9%
Return on average assets of SPS activity (%)	8.5	9.0	-5.6%
Assets’ amortisation of SPS activity	1.6	2.2	-25.8%
Annual structural commercial costs of SPS activity	16.9	21.4	-21.1%

Supply in Public System allowed revenues	19.6	24.7	-20.7%

t-2 tariff adjust. for UDGr, SPS and NS	4.1	(1.6)	—
t-1 & t-2 tariff adjust. for Energy Aquisition activity	6.9	21.8	—
HR Restructuring Costs Recovery	9.4	—	—

Total Allowed Revenues	329.4	335.6	-1.8%

•	Total electricity distributed went up 7.3% year-on-year to 11.5 TWh in the 1Q2005. Consumption was driven by a cold winter and by the fact that co-generators opted to sell all the energy they produced at special regime’s prices, buying back from the system at lower prices the energy they need .

•	EDPD’s allowed revenues decreased 1.8% year-on-year. The Use of the Distribution Grid (UDGr) revenues were up 2.7% as the increase in the electricity-flow at EDPD’s network more than offset the reduction in the average unit revenue for this activity. Regarding the Network Supply (NS) and the Supply in the Public System (SPS) activities, allowed revenues fell 20% following: i) a 50 bps decrease in their regulated rate of return; ii) a reduction of structural commercial costs; and iii) a lower regulated asset base allocated to the NS activity, due to a re-allocation of investment subsidies from the UDGr activity to the NS activity in the last regulatory review (therefore with no impact on the total asset value of the 3 regulated activities). Allowed revenues for the 1Q2005 also include €9.4m from the recovery (through the tariffs) of costs incurred within the scope of the EDPD’s Human Resources Restructuring Program.

•	Electricity Purchases costs increased 15.4% mostly due to: (i) the increase in electricity distributed to the binding and non-binding systems; (ii) a 43.6% average increase in the Global Use of the System tariff following the 2005 tariff review; and (iii) a €41.8m increase related to a swing from last year in fuel costs’ quarterly adjustments (this quarter totalled €35.6m of which €10.3m, related to HV/MV, are being recovered through the tariff in the 1Q2005 and €25.3m, related to LV, will be passed through to tariffs in 2006).

•	Electricity gross profit fell 8.8% year-on-year. Electricity gross profit came €3.9m below allowed revenues for the 1Q2005, but EDPD is entitled to recover this difference through the tariff during the next two years.

(1)	1Q2004 Energy Balance was adjusted in 18 Gwh (1.4 GWh to include sales from Energin and Soporgen under “sales to EDP Group for final consumption” and 16.7 GWh to correct for energy delivered to the distribution grid)

(2)	Figures presented include sales to EDP Group for final consumption

(3)	BES - Binding Electricity System

(4)	NBES - Non-Binding Electricity System

(5)	Figures presented include EDP Group companies

EDP Distribuição

Operating Income Statement (€ m)	1Q2005	1Q2004	Δ%
Electricity sales	977.9	922.1	6.1%
Services provided	5.5	5.9	-6.9%
Other sales	0.8	0.6	26.7%
Operating Revenues	984.1	928.6	6.0%
Electricity Purchases	652.4	565.1	15.4%
Materials and goods for resale	3.8	6.2	-38.7%
Direct Activity Costs	656.2	571.3	14.8%
Gross Profit	328.0	357.2	-8.2%
Gross Profit/Revenues	33.3%	38.5%	-5.1	p.p.
Supplies and services - Group	25.7	22.9	12.4%
Supplies and services - Non-group	30.0	23.9	25.6%
Personnel costs	43.1	54.9	-21.5%
Costs with social benefits	19.4	44.1	-56.0%
Concession fees	50.3	46.4	8.4%
Other operating costs (or revenues)	(1.1)	(2.4)	52.3%
Operating Costs	167.3	189.7	-11.8%
EBITDA	160.6	167.5	-4.1%
EBITDA / Revenues	16.3%	18.0%	-1.7	p.p.
Depreciation and amortisation	81.8	80.2	2.0%
Compensation of subsidised assets’ amortisation	(19.1)	(16.7)	-14.2%
EBIT	98.0	104.0	-5.8%
EBIT / Revenues	10.0%	11.2%	-1.2	p.p.

Number of Employees	1Q2005	1Q2004	Δ
Number of Employees	5,513	6,296	(783)

GWh Distributed / Employee	2.1	1.7	22.6%

Equivalent Interruption Time (min.)	1Q2005	1Q2004	Δ%
Equivalent Interruption Time (EIT)	43	49	-13.4%

Operating Investment	1Q2005	1Q2004	Δ%
Distribution grid	79.6	65.2	22.0%
Other investments	3.7	6.3	-41.6%
Financial charges capitalised	3.1	2.5	21.3%

Operating Investment	86.3	74.0	16.6%
Investment subsidies - Cash	21.1	16.8	25.7%
Investment subsidies - Kinds	8.0	10.8	-25.6%

(-) Total Investment Subsidies	29.1	27.5	5.6%

Operating Investment Excluding Subsidies	57.2	46.5	23.2%

•	Group supplies & services went up 12.4% year-on-year due to higher IT costs (+€2.0m) -mostly as a result of late invoicing in the 1Q2004. Non-group supplies & services rose 25.6% year-on-year, reflecting: (i) a 2.4m increase in setup costs (re-branding of EDPD’s commercial network); (ii) the accounting of the supplies & services provided by Edinfor as “non-group” following the sale of 60% of this company to LogicaCMG (+€1.7m) and (iii) higher costs with electricity cuts to encourage the recovery of overdue payments.

•	Personnel costs decreased 21.5% year-on-year explained by: (i) a 12.4% reduction in the number of employees which resulted in a 9.6%, or €6.1m, reduction in costs with active workers (following a 2.8% avg. salary increase in 2004); and (ii) lower costs (-€5.4m) with severance payments and with incentives to anticipated retirement programmes in the 1Q2005.

•	Social benefit costs fell 56.0% year-on-year: (i) the 1Q2005 does not include salaries paid to early retirees (€11.9m) as these costs were offset through the use of a provision created for this purpose at EDPD (in the 1Q2004 these costs (€15.9m) were offset in consolidation against a provision accounted for at EDP, S.A.); (ii) the 1Q2004 includes a €8.9m increase in pension premiums to account for the insufficiency of pension premiums identified by the 2004 actuarial study.

•	All in all, the negative impact of the 8.2% decrease in gross profit was partly offset by the reduction in operating costs, which reflected in an EBITDA decrease of 4.1%, to €160.6m in the 1Q2005.

•	Operating investment in the distribution grid increased 22.0% year-on-year, which along with favourable weather conditions, allowed for a 13.4% reduction of Equivalent Interruption Time, from 49 min. in the 1Q2004 to 43 min. in the 1Q2005.

Hidrocantábrico - Generation & Supply

Spain Energy Balance (GWh)	1Q2005	1Q2004	Δ%
Generation	52,696	49,231	7.0%
Special Regime	11,240	11,755	-4.4%
Imports	2,810	1,884	49.2%

Market Sales & Purchases	66,746	62,870	6.2%

Regulated Distribution	42,856	41,907	2.3%
Supply	21,693	18,171	19.4%
Exports	2,197	2,792	-21.3%

Source: OMEL

HC’s Net Electricity Generation (GWh)	1Q2005	1Q2004	Δ%
Hydroelectric	305	341	-10.6%
Nuclear	331	330	0.4%

Aboño	1,421	1,706	-16.7%
Soto de Ribera	1,134	837	35.5%

Coal	2,555	2,543	0.5%

Castejón CCGT	506	436	16.1%

Total Generation	3,698	3,650	1.3%
Pumping	(39)	(17)	-125.8%
Energy delivered to the Pool	3,659	3,633	0.7%

HC’s market share in wholesale market	6.9%	7.4%	-0.4	p.p

HC Generation - Selling Price & Fuel Costs	1Q2005	1Q2004	Δ%
Avg. HC Selling Price to the Pool (€/MWh) (1)	54.4	31.0	75.7%
Avg. HC Fuel Cost (€/MWh) (2)	21.9	20.6	6.5%

HC Supply - Electricity Sales to Clients	1Q2005	1Q2004	Δ%
Electricity Supplied (GWh)	1,173	1,043	12.5%
Sales of Electricity Supplied (€ m)	63.4	60.0	5.6%
Number of Clients	5,455	3,708	47.1%

HC Gross Profit (Generation + Supply)	1Q2005	1Q2004	Δ%
Revenues	277.5	201.1	38.0%
Direct Activity Costs	173.9	131.4	32.3%

Gross Profit	103.6	69.7	48.7%

•	Demand in the Spanish electricity market grew 8.8% versus the 1Q2004, or 6.3% when corrected for temperature effects and working days. HC’s generation was up 1.3% following: i) an overall increase in thermal output, namely at the Soto and Castejon power plants, in a very dry period (hydro coefficient of 0.33 vs. 0.76 in the 1Q2004); and ii) a lower utilisation of Aboño II due to repair works.

•	Gross profit of the Generation and Supply activities increased 48.7% year-on-year as a result of i) the strong increase in electricity wholesale prices with a €86.7m positive impact on gross profit; ii) a marginal increase in average fuel costs with a €5.3m negative impact; iii) the increase of the supply purchase price as a result of the hike in pool prices (-€31.7m on gross profit); and iv) the fact that in the 1Q2004 HC was able to recover €11.8m worth of CTCs.

•	Spanish pool prices rose sharply to levels of €56/MWh in a very dry period (vs. €33/MWh in the 1Q2004), and following an increase in fuel costs and a strong increase in peak demand (43,378 MW in 1Q2005 vs. 37,724 MW in 1Q2004). However, the revenues from the regulated electricity tariff were not enough to cover for the strong increase in the system’s generation costs, therefore causing a tariff deficit for the system. According to Spanish law, HC has to finance 6.08% of the tariff deficits (€41m in the 1Q2005). This was not deducted from revenues and was accounted as an asset due to the high likelihood of its recovery given that: i) the Electricity Sector Law of 1997, establishes the remuneration of generation activities based on liberalised market prices; ii) there is evidence for precedent settlements namely with the recovery of the tariff deficits related to 2000, 2001 and 2002; and iii) the interpretation of IAS 18 where “a revenue is recognised when it is probable that future economic benefits will flow to the entity and these benefits can be measured reliably” which provides legal ground for this accounting procedure.

•	Average fuel costs increased 6.5% versus the 1Q2004 mainly due to higher natural gas costs since the 2H2004, as a result of the rise in oil prices. Nevertheless, versus the 4Q2004 Hidrocantábrico was able to decrease its average fuel costs by 2% following lower coal prices.

(1)	Includes wholesale market, ancillary services and capacity payment.

(2)	Excluding hydroelectric emission to calculate the average.

(3)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period.

Hidrocantábrico - Electricity Distribution & Gas Activity

Elect. Distribution (GWh)	1Q2005	1Q2004	Δ%
Low Voltage	686	629	9.1%
Medium Voltage	285	257	11.0%
High Voltage	1,438	1,436	0.1%

Electricity Distributed	2,409	2,322	3.8%
of which: access clients	389	347	12.2%

Elect. Distribution (€ m)	1Q2005	1Q2004	Δ%
Transmission	1.9	1.9	-0.1%
Distribution	23.9	23.4	2.4%
Commercialisation	1.9	1.8	3.1%

Elect. Regulated Revenues	27.7	27.1	2.3%

Regulated revenues from Electricity Distribution rose 2.3% following the increase in the remuneration for the regulated activities recognised in the 2005 tariff. According to the Decree Law that sets the revenues for the Spanish regulated electricity activities for 2005, of the €2,942.7m attributed to the electricity distribution activity, 93.7m or 3.2% were allocated to Hidrocantábrico.

Gas Distribution (GWh) (1)	1Q2005	1Q2004	Δ%
Gas Distributed to direct clients	2,954	2,544	16.1%
Gas Distributed to access clients	3,906	3,786	3.2%

Total Gas Distributed	6,860	6,330	8.4%

Gas Distribution (€ m) (1)	1Q2005	1Q2004	Δ%
Transmission	3.0	2.7	8.6%
Distribution	27.3	23.9	14.0%
Commercialisation	4.9	4.4	10.7%

Gas Regulated Revenues	35.1	31.1	13.1%

Gas Supply (GWh)	1Q2005	1Q2004	Δ%
Gas Supplied	2,623	2,153	21.8%

Gas Supply (€ m)	1Q2005	1Q2004	Δ%
Gas Sales	36.7	28.7	27.9%

Gas Consumption in the Spanish system was up 20% in the 1Q2005. The electricity sector contributed 62% to this increase as electricity generation based on CCGT technology boomed as a result of the dry quarter. The cold winter and the increase in the number of clients, particularly in the liberalised segment, also contributed to this growth.

Gas Distributed by Hidrocantábrico rose 8.4% following a 6.4% increase in the number of consumers (+35,236 consumers versus the 1Q2004). According to the “Ministerial Order” that sets the revenues for the Spanish regulated gas activities for 2005, of the €1,179.7m attributed to the gas distribution activity, €120.8m or 10% were allocated to Naturcorp and its subsidiaries (€108.9m considering the consolidation method of its subsidiaries). This represents a 12% increase versus 2004’s regulated revenues for the gas distribution activity reflecting the estimated demand and number of clients’ growth for 2005.

The 22% rise in Gas Supplied to liberalised clients reflects the strong increase (52%) in the number of clients. Hidrocantábrico increased its market share in the liberalised market (excluding supply to the electricity sector) from 4% in the 1Q2004 to 5% in the 1Q2005.

For both the regulated and liberalised gas market, Hidrocantábrico sold 5,577 GWh, up 19% in volume versus 1Q2004. As a result, Hidrocantábrico’s retail market share increased to 7% in the 1Q2005 from 6% in the 1Q2004 (excluding the electricity sector).

(1)	Operating data considers 100% of Naturcorp’s gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

Hidrocantábrico

Business Areas Breakdown	Generation & Supply				Electricity Distribution				Gas				Special Regime
	1Q2005	1Q2004	Δ%		1Q2005	1Q2004	Δ%		1Q2005	1Q2004	Δ%		1Q2005	1Q2004	Δ%
Revenues	277.5	201.1	38.0%		158.4	103.8	52.6%		196.2	93.1	110.8%		24.7	12.8	92.8%
Direct Costs	173.9	131.4	32.3%		129.0	74.9	72.1%		152.5	50.8	200.1%		11.3	2.7	316.2%
Gross Profit	103.6	69.7	48.7%		29.4	28.9	1.9%		43.7	42.2	3.4%		13.4	10.1	32.9%
Gross Profit/Revenues	37.3%	34.6%	2.7	p.p.	18.6%	27.8%	-9.2	p.p.	22.3%	45.4%	-23.1	p.p.	54.4%	78.9%	-24.5	p.p.
Personnel Costs	9.4	9.6	-1.6%		5.7	5.0	14.9%		4.8	3.8	25.6%		1.8	1.7	9.9%
Other (net)	11.1	7.6	44.5%		10.6	5.1	105.0%		7.4	8.6	-14.0%		1.3	5.1	-75.2%
Operating Costs	20.5	17.2	18.9%		16.2	10.1	60.8%		12.1	12.4	-1.8%		3.1	6.8	-54.3%
EBITDA	83.1	52.4	58.5%		13.2	18.8	-29.8%		31.5	29.9	5.6%		10.3	3.3	210.6%
EBITDA/Revenues	30.0%	26.1%	3.9	p.p.	8.3%	18.1%	-9.8	p.p.	16.1%	32.1%	-16.0	p.p.	41.8%	26.0%	15.9	p.p.
Depreciation	23.8	23.2	2.7%		7.7	7.5	3.6%		8.0	7.2	10.4%		6.0	2.3	161.7%
Comp. of subsidised assets’ dep.	(0.0)	(0.0)	-0.9%		(0.5)	(0.4)	-22.3%		(0.4)	(0.3)	-25.9%		(0.0)	(0.0)	-0.6%
EBIT	59.3	29.3	102.7%		5.9	11.7	-49.4%		23.9	22.9	4.3%		4.4	1.1	305.1%
EBIT/Revenues	21.4%	14.6%	6.8	p.p.	3.7%	11.3%	-7.5	p.p.	12.2%	24.7%	-12.5	p.p.	17.7%	8.4%	9.3	p.p.

Capex	3.6	9.3	-61.5%		8.3	6.1	34.2%		6.9	11.2	-38.2%		20.0	40.2	-50.3%
# of employees	583	620	-6.0%		362	350	3.4%		302	277	9.0%		131	97	35.1%

Generation & Supply: The EBITDA of the electricity generation and supply activity increased 59% following the strong increase in pool prices. Operating costs are not directly comparable with the 1Q2004 because costs at the holding level are now allocated to each of the activities (€4.2m in Generation and Supply). On a comparable basis operating costs would have decreased by 5.5%.

Electricity Distribution: The increase in regulated revenues, recognised in the 2005 tariff, attributable to Hidrocantábrico contributed to the 1.9% growth of this activity’s gross margin. Regarding operating costs, the 1Q2005 is not directly comparable with the 1Q2004 because of the allocation of the holding costs to the activities (€3.4m in the 1Q2005). On a comparable basis operating costs would have increased 27% as a result of higher intra-group costs associated with commercial services rendered by the Supply to the Distribution activity.

Gas: This activity’s P&L reflects mainly the performance of the Naturcorp Group (56.8% held by Hidrocantábrico). Naturcorp’s activities comprise: i) the distribution of gas in the regulated market; ii) the supply of gas to regulated and non-regulated consumers; iii) the management of its 1.1bcm sourcing contract with Trinidad & Tobago; and iv) the commercialisation of electricity to liberalised clients in the Basque Country in order to leverage on its strong presence in that region offering a dual-fuel product. It is important to note that the bulk of Naturcorp’s EBITDA comes from the regulated distribution activity, thus providing stable operating cash-flows. In the 1Q2005, gross profit increased 3.4% following a 13% increase in regulated revenues - in line with market growth - which was mitigated by a drop in the margin of the supply activity as a result of the increase in the acquisition cost of gas given the high oil prices.

Special Regime: Net output went up 139% to 249 GWh as a result of the capacity increase from 161 MW in the 1Q2004 to 346 MW in the 1Q2005 (+124 MW in wind, +39 MW in waste and +18 MW in cogeneration). It is important to note that wind farms reached 223 MW of installed capacity and its output increased from 52 GWh in the 1Q2004 to 125 GWh in the 1Q2005. Gross profit from the special regime generation activity increased from €5.6m in the 1Q2004 to €15.1m in the 1Q2005 (the difference to the reported figures presented in the table above comes from construction and engineering activities). During 2005 the following wind farms should start operations: Las Lomillas (50MW – 50% held by Genesa) (May); La Sotonera (19MW) (July); La Brújula (74 MW) (September); and El Boquerón (22 MW) (December).

Hidrocantábrico

Income Statement (€ m)	1Q2005	1Q2004	Δ%
Revenues	619.4	450.1	37.6%
Direct Costs	426.9	295.7	44.4%
Gross Profit	192.4	154.5	24.6%
Gross Profit/Revenues	31.1%	34.3%	-3.3	p.p.
Supplies and services	23.1	20.1	15.2%
Personnel costs & Social benefits	26.0	23.8	9.2%
Other operating costs (or revenues)	4.0	8.1	-50.9%
Operating Costs	53.1	52.0	2.1%
EBITDA	139.3	102.5	35.9%
EBITDA/Revenues	22.5%	22.8%	-0.3	p.p.
Depreciation	45.9	41.3	10.9%
Compensation of subsidised assets’ depr.	(0.9)	(0.8)	-21.4%
EBIT	94.4	61.9	52.5%
EBIT/Revenues	15.2%	13.8%	1.5	p.p.

Financial income/(expense)	(12.7)	(18.5)	31.4%
Income Before Taxes	81.7	43.5	88.1%
Income Taxes	28.8	16.1	78.4%
Minorities interests	5.8	4.2	37.8%

Net Profit	47.1	23.1	104.1%

Capex (€ m)	1Q2005	1Q2004	Δ%
Recurring investment	19.7	29.3	-33.0%
Non-recurring investment	20.6	37.9	-45.7%

(-) Subsidies	(5.3)	(2.8)	-91.9%

Capex	35.0	64.5	-45.8%

Number of employees	1Q2005	1Q2004	Δ
Number of employees	1,603	1,564	+39

Consolidated EBITDA in the 1Q2005 increased 35.9% following:

i) the increase of the generation margin in the pool due to the strong increase in wholesale prices, which more than compensated for the increase in fuel costs;

ii) the decrease in the supply activity’s sales margin as a result of the strong increase in pool prices;

iii) higher regulated revenues from electricity network activity and from gas network activity;

iv) the increase in revenues from wind generation mainly due to the increase of wind capacity to 223 MW following the entry into service of Albacete wind farm (124 MW) in November 2004.

•	Financial results improved by 31% mainly due to the 16% reduction in net interest payable to €16.6m, following the replacement of HC’s external debt with cheaper intercompany loans from EDP (€1,375m).

•	Following the strong operating performance Net Profit increased two fold vis-à-vis 1Q2004, reaching €47.1m.

Brazil

Energy Sales & Gross Profit	Bandeirante			Escelsa			Enersul
	1Q2005	1Q2004	Δ%	1Q2005	1Q2004	Δ%	1Q2005	1Q2004	Δ%
Distribution (GWh)
Electricity delivered to distribution	3,377	3,244	4.1%	2,199	2,049	7.3%	1,007	946	6.4%
Distribution losses	(380)	(295)	28.6%	(323)	(245)	31.8%	(211)	(181)	17.0%

Residential customers	551	607	-9.1%	338	323	4.8%	246	239	3.1%
Industrial customers	932	1,127	-17.2%	547	617	-11.3%	113	136	-17.0%
Commercial customers	319	346	-7.7%	217	206	5.0%	158	149	6.3%
Other customers	204	250	-18.3%	216	208	3.9%	189	195	-3.1%
Distribution companies	—	—	—	73	76	-4.0%	1	6	-87.3%
Electricity sales	2,007	2,329	-13.8%	1,391	1,430	-2.7%	708	726	-2.4%
Third-party access	990	620	59.8%	485	374	29.7%	87	40	117.6%

Total Electricity Distributed	2,998	2,949	1.7%	1,876	1,804	4.0%	795	766	3.9%

Gross Profit (R$ m)
Residential customers	186.5	185.8	0.4%	94.1	89.5	5.1%	77.8	65.7	18.4%
Industrial customers	175.3	177.7	-1.4%	77.7	78.0	-0.4%	22.9	23.0	-0.4%
Commercial customers	90.9	92.9	-2.1%	56.3	50.8	10.9%	48.5	39.7	22.3%
Other customers	43.7	45.8	-4.6%	38.3	36.0	6.2%	39.3	33.2	18.6%
Distribution companies	—	—	—	7.3	6.9	5.6%	0.1	1.2	-94.4%
Electricity sales	496.5	502.2	-1.1%	273.6	261.2	4.8%	188.6	162.7	15.9%
Third-party access revenues	49.7	22.8	118.4%	28.9	16.8	72.0%	6.4	1.2	426.4%
Electricity revenues	546.2	525.0	4.0%	302.5	278.0	8.8%	195.0	163.9	19.0%
Other Revenues	(42.0)	(28.0)	-49.9%	10.9	(14.5)	—	(14.3)	(12.8)	-11.5%

Total Revenues	504.2	497.0	1.5%	313.4	263.5	18.9%	180.7	151.0	19.6%
(-) Direct activity costs	335.9	343.0	-2.1%	203.5	172.1	18.3%	99.6	86.7	14.8%

Gross Profit	168.3	153.9	9.4%	109.8	91.4	20.2%	81.1	64.3	26.0%

Average Tariff to customers (R$/MWh)	247.3	215.6	14.7%	196.7	182.7	7.7%	266.4	224.2	18.8%

•	Total electricity distributed by EDP’s subsidiaries in Brazil increased 2.7%. In Bandeirante, electricity sold to direct clients decreased 13.8% as some industrial clients switched from the regulated to the liberalised market. These clients continue to pay for the use of the distribution grid and therefore the impact on the company’s gross profit from this switching is negligible. Consumption in Escelsa and Enersul’s concession areas increased 4% following stronger economic growth in those regions, high temperatures in the summer and an increase in the number of clients.

•	Bandeirante’s gross profit increased 9.4% following the 1.7% growth in consumption and the average 15.95% tariff increase granted in October 2004 tariff adjustment. However, this only represented an average 11.4% increase versus last period tariff, since in October 2004 ANEEL made a provisional correction, with retroactive effects, to the company’s Regulatory Asset Base calculated in the October 2003 tariff revision (65% from the initial value). EDP expects to have a final decision by ANEEL on the definitive Asset Base before October 2005.

•	Escelsa’s gross profit increased 20.2% following the 4% consumption growth and the 4.96% tariff increase granted in the August 2004 revision. It is important to note that this final increase includes a 5.11% reduction settled by ANEEL related to the negative retroactive correction in Escelsa’s Regulatory Asset Base (65% from the initial value), which resulted in R$56.7m being given back to tariffs between August 2004 and August 2005.

•	The 26.0% increase in Enersul’s gross profit in the 1Q2005 is mostly related to the 4% consumption growth and to the 17.02% tariff increase in April 2004, of which: i) 5.62% resulted from the pass-through of past non-controllable costs between April 2002 and April 2004; and ii) 4.94% resulted from the annual recovery, in equal parts until 2007, of the difference between the 32.59% tariff increase granted in April 2003’s revision and the 42.26% regulatory tariff repositioning index (which in April 2005, as a result of a positive correction to Enersul’s Regulatory Asset Base, was finally amended to 50.81%, with retroactive effects).

Brazil

P&L	Bandeirante				Escelsa				Enersul				Generation & Trading
R$ million	1Q2005	1Q2004	Δ%		1Q2005	1Q2004	Δ%		1Q2005	1Q2004	Δ%		1Q2005	1Q2004	Δ%
Revenues	504.2	497.0	1.5%		313.4	263.5	18.9%		180.7	151.0	19.6%		117.0	98.5	18.8%
Direct Activity Costs	335.9	343.0	-2.1%		203.5	172.1	18.3%		99.6	86.7	14.8%		62.3	64.1	-2.8%
Gross Profit	168.3	153.9	9.4%		109.8	91.4	20.2%		81.1	64.3	26.0%		54.8	34.4	59.3%
Gross Profit/Revenues	33.4%	31.0%	2.4	p.p.	35.1%	34.7%	0.4	p.p.	44.9%	42.6%	2.3	p.p.	46.8%	34.9%	12	p.p.
Supplies and services	26.3	18.4	42.8%		15.8	10.9	45.5%		13.1	8.8	48.4%		11.3	12.3	-7.9%
Personnel costs & Social benefits	24.5	23.6	3.7%		18.5	18.3	1.6%		15.5	14.5	6.8%		0.8	1.4	-42.6%
Other operating costs (revenues)	12.0	8.9	34.7%		5.8	8.6	-32.7%		5.6	5.4	3.3%		(0.6)	0.3	—
Operating Costs	62.7	50.9	23.3%		40.1	37.7	6.4%		34.2	28.8	18.9%		11.5	13.9	-17.5%
EBITDA	105.6	103.0	2.5%		69.7	53.7	29.9%		46.9	35.6	31.8%		43.3	20.5	111.4%
EBITDA/Revenues	20.9%	20.7%	0.2	p.p.	22.2%	20.4%	1.9	p.p.	26.0%	23.6%	2.4	p.p.	37.0%	20.8%	16.2	p.p.
Depreciation	20.1	18.4	9.4%		15.5	15.1	3.0%		13.3	13.7	-3.2%		2.5	3.2	-22.0%
EBIT	85.5	84.7	1.0%		54.2	38.6	40.4%		33.7	21.9	53.7%		40.8	17.3	135.8%

Other Indicatores:
Capex	19.8	28.1	-29.6%		28.8	11.8	145.0%		27.9	9.7	187.2%		144.6	108.2	33.6%
Financial Debt (Non-Group + Group)	777.7	765.1	1.6%		1,584.1	1,731.0	-8.5%		553.0	600.2	-7.9%		724.5	289.6	150.2%
# employees	1,245	1,248	-0.2%		1,228	1,305	-5.9%		889	933	-4.7%		234	223	4.9%

Bandeirante: EBITDA increased 2.5% in the 1Q2005 thanks to the performance at the gross profit level. This was partly offset by an increase in operating costs related to improvements in the service provided to clients. During 2004 Bandeirante implemented an integrated modernisation program, which impacted software fees and supplies and services after 1Q2004. This program includes the “Customer Care & Service” system to improve client management. Although supplies and services increased more than 40% versus the 1Q2004, when compared to the 4Q2004 S&S decreased 9%.

Escelsa: was able to increase its EBITDA by 29.9%. On the 2H2004 Escelsa decided to outsource network maintenance teams, incurring therefore in higher supplies and services costs. This contributed to the reduction of 60 employees. Additionally, Escelsa incurred in higher costs related to meter readings, maintenance, electricity reconnections and billing. Supplies and services were down 30% when compared to the 4Q2004.

Enersul: the 26.0% gross profit increase was the main contributor to the 31.8% rise in EBITDA. In the 1Q2005, Enersul incurred in higher costs with the mailing of invoices following: i) a court decision in the 2Q2004 that all invoices have to be sent by post; and ii) a 5% increase in the number of clients. Additionally, Enersul incurred in higher costs with meter readings, maintenance services, IT services and commercial services associated with the network increase. Supplies and services were down 19% versus 4Q2004.

Generation & Trading: EDP’s right on the Lajeado hydro power plant’s output amounted to 287 GWh and electricity sales increased 13.0% from R$20.8m to R$23.5m following the tariff increase, which is linked to inflation (IGMP). Regarding the trading and supply activity, Enertrade increased its electricity supply 44% from 1,112 GWh in the 1Q2004 to 1,604 GWh in the 1Q2005. Following the increase in volumes sold and a decrease in the unit cost of electricity purchases, the electricity gross profit of this activity increased from R$11.2m in the 1Q2004 to $R25.9m in the 1Q2005. As a result of the strong top-line performance, the EBITDA of the Generation and Supply activities doubled in 1Q2005 vis-à-vis 1Q2004. Capex in the construction of Peixe Angical hydro power plant amounted to R$144m in the period. In 2005, R$540m should be invested in the project, plus a further R$186m in 2006, when it should start operating.

Brazil

Income Statement	R$ million				€ million
	1Q2005	1Q2004	Δ%		1Q2005	1Q2004	Δ%
Revenues	1,056.3	1,020.5	3.5%		306.6	282.0	8.7%
Direct Activity Costs	643.3	681.6	-5.6%		186.7	188.4	-0.9%
Gross Profit	413.1	338.9	21.9%		119.9	93.7	28.0%
Gross Profit/Revenues	39.1%	33.2%	5.9	p.p.	39.1%	33.2%	5.9	p.p.
Supplies and services	70.1	56.7	23.7%		20.4	15.7	29.9%
Personnel costs & Social benefits	63.7	62.1	2.7%		18.5	17.2	7.8%
Other operating costs (or revenues)	26.3	24.3	8.3%		7.6	6.7	13.8%
Operating Costs	160.2	143.1	12.0%		46.5	39.5	17.6%
EBITDA	252.9	195.8	29.1%		73.4	54.1	35.7%
EBITDA/Revenues	23.9%	19.2%	4.8	p.p.	23.9%	19.2%	4.8	p.p.
Depreciation	51.5	50.5	1.9%		14.9	14.0	7.0%
EBIT	201.4	145.3	38.6%		58.5	40.2	45.6%
EBIT/Revenues	19.1%	14.2%	4.8	p.p.	19.1%	14.2%	4.8	p.p.
Financial Results	(96.3)	(93.9)	-2.6%		(27.9)	(25.9)	-7.7%
Income Before Taxes	105.2	51.5	104.4%		30.5	14.2	114.7%
Income taxes	43.0	23.7	81.1%		12.5	6.6	90.2%
Minority Interests	11.2	(8.3)	—		3.2	(2.3)	—
Net Profit	51.0	36.0	41.5%		14.8	10.0	48.7%

•	EBITDA of EDP’s activities in Brazil increased 29% following the strong increase of the gross margin. The distribution activity contributed with 67% to the gross profit increase, while the generation and trading represented 27%.

•	In the 1Q2005 operating costs increased 12% versus the 1Q2004. This increase is mainly explained by: i) improvements in the service provided to the distribution clients, namely the “Customer Care & Service” in Bandeirante; and ii) operating improvements in the distribution activity, namely preventive maintenance services, more electricity cuts in case of unpaid bills and the subsequent re-connections, and improvement of call center services. Additionally, EDP in Brazil incurred in expenses related to the corporate reorganisation in progress and to compliance with the Sarbanes-Oxley directives. The increase in personnel costs was lower than inflation, benefiting from a reduction in the number of employees (-120 vis-à-vis 1Q2004). This reduction was mainly felt in the distribution activity (124 workers in the period).

•	Net Profit in local currency increased 41.5% following the strong operating performance. In Euro terms, the Brazilian activities benefited from the appreciation of the Real, which in the 1Q2005 the average BRL/Euro rate was 3.44 versus 3.62 in the 1Q2004.

Telecoms

Operating Income Statement (€ m)	1Q2005
	ONI Telecom	Comunitel	ONI Group
Voice	16.7	34.0	49.9
Data & Internet	16.2	6.3	20.6
Other	6.1	0.8	7.7
Telecommunication services	39.0	41.1	78.2
Equipment sales	0.4	0.3	2.6
Operating Revenues	39.4	41.3	80.7
Telecommunication services	18.2	21.5	38.4
Equipment sales	0.4	0.2	2.4
Direct Activity Costs	18.6	21.7	40.7
Gross Profit	20.8	19.7	40.0
Gross Profit/Revenues	52.8%	47.6%	49.5%
Supplies and services	12.4	10.4	22.0
Personnel costs & costs with social benefits	7.2	5.4	13.9
Other operating costs/(revenues)	1.1	1.3	(3.5)
Operating Costs	20.7	17.0	32.4
EBITDA	0.1	2.6	7.6
EBITDA/Revenues	0.2%	6.4%	9.4%
Depreciation and amortisation	9.9	4.1	13.5
EBIT	(9.8)	(1.5)	(5.9)
EBIT/Revenues	-24.9%	-3.5%	-7.4%

Number of Employees	1Q2005	1Q2004	Δ
ONI Telecom	535	524	+11
Comunitel	437	535	-98
Other	91	93	-2

ONI Group	1,063	1,152	-89

Operating Investment (€ m)	1Q2005	1Q2004	Δ%
ONI Telecom	2.4	2.7	-8.6%
Comunitel	4.0	3.4	15.3%

ONI Group	6.4	6.1	4.9%

•	Gross adds increased 51.8% year-on-year on the back of a strategic focus on direct access clients and following Oni Telecom’s launch of Oni Duo (bundle of voice & broad band Internet).

•	Voice traffic at the Oni Group increased 3.3% year-on-year, as a result of a 17.9% growth in the carriers segment. The residential segment’s voice traffic was lower since the erosion of indirect access clients was not yet fully compensated by the growth in voice traffic from direct access clients (which more than doubled versus the 1Q2004).

•	Operating Investment totalled €6.4m in the 1Q2005, up 4.9% year-on-year, due to investments made at the ADSL network and on the acquisition of equipments for corporate clients’ solutions. These two items of investment are related to the increase in the number of direct clients.

Telecoms

Operating Income Statement (€ m)	ONI Group
	1Q2005	1Q2004	Δ%
Voice	49.9	53.5	-6.7%
Data & Internet	20.6	19.3	6.7%
Other	7.7	6.0	27.8%
Telecommunication services	78.2	78.8	-0.8%
Equipment sales	2.6	2.0	31.0%
Operating Revenues	80.7	80.7	-0.02%
Telecommunication services	38.4	41.0	-6.4%
Equipment sales	2.4	1.5	59.2%
Direct Activity Costs	40.7	42.5	-4.1%
Telecommunication services	39.8	37.8	5.2%
Equipment sales	0.2	0.5	-58.5%
Gross Profit	40.0	38.3	4.5%
Gross Profit/Revenues	49.5%	47.4%	2.1	p.p.
Supplies and services	22.0	21.9	0.6%
Personnel costs	13.9	14.6	-4.5%
Other operating costs (or revenues)	(3.5)	(1.6)	-120.3%
Operating Costs	32.4	34.9	-7.0%
EBITDA	7.6	3.4	121.9%
EBITDA/Revenues	9.4%	4.2%	5.1	p.p.
Depreciation and amort. (net of subsidies)	13.5	10.6	27.4%
EBIT	(5.9)	(7.2)	17.4%
EBIT/Revenues	-7.4%	-8.9%	1.5	p.p.

•	Operating revenues at the Oni Group benefited from a 6.7% growth in data & Internet services, on the back of a €3.5m increase in revenues from broadband Internet, offsetting the €3.6m decrease in voice services, of which €2.9m came from indirect access clients. Note that excluding indirect access clients, operating revenues would have increased 5.5% year-on-year, following Oni’s strategic decision to focus on direct access clients.

•	Gross profit at the Oni Group increased 4.5% year-on-year (or +2.1 p.p.), mostly due to a positive evolution of the services mix provided by Comunitel, which compensated the high interconnection costs and a late revision of local loop rental prices in Portugal, only effective in May 2005.

•	Operating costs decreased 7.0% year-on-year since the 1Q2005 includes a €5.3m non-recurring income related to the sale of Oni Way. Excluding this impact, operating costs would have increased 8.2% year-on-year, mostly due to: (i) an 18% increase in costs with the acquisition of clients, to €3.6m in the 1Q2005 and (ii) a €1.4m increase in provisions for doubtful clients.

•	The Oni Group’s gross profit improvement together with tight control of personnel costs and supplies & services, other than those related to clients’ acquisition, enabled the company to achieve a €7.6m EBITDA, which represents an EBITDA margin of 9.4%.

•	In March 2005, the Oni Group’s shareholders completed the second part of a €100m financing plan, through a €35m loan. We recall that the first part of this operation was carried out in 2004 though a €65m shareholders loan.

Financial Statements

Income Statement by Business Areas

1Q2005 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC	Brazil	ONI	EDP Consolidated
Electricity Sales	495.6	107.9	9.3	977.9	430.1	275.8	—	2,136.1
Other Sales	5.5	—	—	0.8	166.5	—	2.6	175.3
Services Provided	(18.2)	(0.6)	—	5.5	22.8	30.8	78.2	142.1
Operating Revenues	482.8	107.4	9.3	984.1	619.4	306.6	80.7	2,453.5
Electricity & Gas	43.0	111.1	—	652.4	343.3	183.9	—	1,195.6
Fuel	184.5	—	0.6	—	82.2	—	—	267.2
Materials and goods for resale	1.3	(0.0)	0.0	3.8	1.4	2.9	40.7	11.7
Direct Activity Costs	228.7	111.1	0.6	656.2	426.9	186.7	40.7	1,474.5
Gross Profit	254.2	(3.7)	8.8	328.0	192.4	119.9	40.0	979.0
Gross Profit/Revenues	52.6%	(3.5%)	93.9%	33.3%	31.1%	39.1%	49.5%	39.9%
Supplies and services	17.9	1.9	0.9	55.7	23.1	20.4	22.0	177.0
Personnel costs	21.3	0.9	0.2	43.1	25.1	17.8	13.8	133.4
Costs with social benefits	5.5	0.1	0.0	19.4	0.9	0.7	0.2	25.1
Concession fees	0.9	0.0	0.2	50.3	—	—	—	51.4
Other operating costs (or revenues)	1.4	0.0	0.2	(1.1)	4.0	7.6	(3.5)	30.9
Operating costs	47.0	2.9	1.5	167.3	53.1	46.5	32.4	417.7
EBITDA	207.1	(6.6)	7.2	160.6	139.3	73.4	7.6	561.3
EBITDA/Revenues	42.9%	(6.2%)	77.3%	16.3%	22.5%	23.9%	9.4%	22.9%
Depreciation and amortisation	48.4	1.1	2.1	81.8	45.9	14.9	13.5	218.6
Comp.of subsidised assets’ depreciation	(0.1)	—	(0.0)	(19.1)	(0.9)	—	—	(20.2)
EBIT	158.9	(7.7)	5.2	98.0	94.4	58.5	(5.9)	362.9
EBIT/Revenues	32.9%	(7.2%)	55.2%	10.0%	15.2%	19.1%	(7.4%)	14.8%
Financial income/(expense)	(20.4)	(1.0)	(0.8)	(6.4)	(12.7)	(26.8)	(9.1)	(65.9)
Amortisation of concession rights	—	—	—	—	0.0	(1.2)	(1.9)	(9.4)
Discontinuing Activities	—	—	—	—	—	—	—	—
Pre-tax profit	138.5	(8.7)	4.4	91.6	81.7	30.5	(17.0)	287.6
Income Taxes & Deferred Taxes	32.5	(2.7)	1.2	16.8	28.8	12.5	0.1	67.8
Minority interests	1.2	—	—	—	5.8	3.2	0.1	3.0
Net Profit	104.7	(6.0)	3.2	74.7	47.1	14.8	(17.2)	216.9

Income Statement by Business Areas

1Q2004 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC 40%	Brazil	ONI	EDP Consolidated
Electricity Sales	332.7	77.7	5.7	922.1	115.5	264.0	—	1,627.6
Other Sales	5.3	—	—	0.6	59.4	0.6	2.0	75.5
Services Provided	16.2	(0.5)	—	5.9	5.2	17.4	78.8	138.6
Operating Revenues	354.3	77.2	5.7	928.6	180.0	282.0	80.7	1,841.7
Electricity & Gas	6.7	74.5	—	565.1	75.9	185.2	—	806.7
Fuel	77.8	—	0.4	—	25.0	0.1	—	103.3
Materials and goods for resale	0.4	(0.0)	(0.0)	6.2	17.4	3.1	42.5	37.5
Direct Activity Costs	84.9	74.5	0.4	571.3	118.3	188.4	42.5	947.5
Gross Profit	269.3	2.7	5.2	357.2	61.8	93.7	38.3	894.2
Gross Profit/Revenues	76.0%	3.5%	92.2%	38.5%	34.3%	33.2%	47.4%	48.6%
Supplies and services	11.9	0.6	0.3	46.8	8.0	15.7	21.9	145.5
Personnel costs	27.0	0.8	0.1	54.9	9.0	16.4	14.4	147.3
Costs with social benefits	10.6	0.1	0.1	44.1	0.5	0.8	0.2	34.9
Concession fees	0.2	—	0.1	46.4	—	—	—	46.7
Other operating costs (or revenues)	(2.0)	0.1	0.1	(2.4)	3.3	6.7	(1.6)	8.4
Operating costs	47.7	1.6	0.6	189.7	20.8	39.5	34.9	382.8
EBITDA	221.6	1.1	4.6	167.5	41.0	54.1	3.4	511.4
EBITDA/Revenues	62.6%	1.4%	81.4%	18.0%	22.8%	19.2%	4.2%	27.8%
Depreciation and amortisation	50.7	0.9	1.0	80.2	16.5	14.0	10.6	190.3
Comp.of subsidised assets’ depreciation	(1.0)	—	—	(16.7)	(0.3)	—	—	(18.1)
EBIT	172.0	0.2	3.6	104.0	24.8	40.2	(7.2)	339.3
EBIT/Revenues	48.5%	0.3%	63.4%	11.2%	13.8%	14.2%	(8.9%)	18.4%
Financial income/(expense)	(21.5)	0.0	(0.2)	(5.7)	(7.4)	(25.8)	(8.8)	(73.5)
Amortisation of concession rights	—	—	—	—	0.0	(0.1)	(1.8)	(10.7)
Discontinuing Activities	—	—	—	—	—	—	—	—
Pre-tax profit	150.5	0.3	3.4	98.3	17.4	14.2	(17.8)	255.1
Income Taxes & Deferred Taxes	41.5	0.2	0.9	38.8	6.4	6.6	(1.8)	72.5
Minority interests	(0.1)	—	—	—	1.7	(2.3)	(0.0)	(11.9)
Net Profit	109.0	0.0	2.5	59.5	9.2	10.0	(16.0)	194.5

Cash Flow by Business Area

1Q2005 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC	Brazil	ONI	EDP Consolidated
Net Profit	104.7	(6.0)	3.2	74.7	47.1	14.8	(17.2)	216.9
Depreciations	48.4	1.1	2.1	81.8	45.9	14.9	13.5	218.6
Compensation of subsidised assets depreciation	(0.1)	—	(0.0)	(19.1)	(0.9)	—	—	(20.2)
Concession Rights Amortization	—	—	—	—	(0.0)	1.2	1.9	9.4
Net Provisions	1.3	0.0	0.0	9.5	(0.1)	2.2	1.4	(9.2)
Interests Hydraulicity Account	—	—	—	—	—	—	—	2.1
Forex Differences	(0.3)	—	—	(0.0)	(1.1)	2.0	(0.0)	(5.8)
Income From Equity Method	1.3	—	—	—	(1.6)	(0.7)	—	(10.1)
Deferred Taxes	(0.9)	(0.1)	(0.0)	(1.9)	—	(7.0)	0.1	1.7
Minority Interests	1.2	—	—	—	5.8	3.2	0.1	3.0
Other Adjustments	1.4	—	—	0.5	0.1	(0.2)	0.3	20.6
Add:
Net Financial Interests and other financial costs (revenues)	30.9	1.0	0.9	16.7	15.3	30.6	8.5	96.4

Operating Cash Flow before Working Capital	187.9	(4.0)	6.2	162.2	110.6	61.1	8.7	523.5

Change in Operating Working Capital	47.4	(30.9)	3.8	(27.7)	(53.8)	2.0	(1.0)	(59.8)

Operating Cash Flow	235.3	(34.9)	10.0	134.6	56.8	63.1	7.7	463.7

Capex	(28.0)	(0.3)	(4.3)	(57.2)	(35.0)	(63.6)	(6.4)	(196.2)

Net Operating Cash Flow	207.3	(35.2)	5.7	77.3	21.8	(0.6)	1.3	267.5

ANNEX

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW	1Q2005	1Q2004	Δ MW
PORTUGAL	8,355	7,971	384

Conventional Regime	8,032	7,699	334
Binding Generation	7,005	7,052	-47

Hydroelectric (PES)	3,903	3,903
Thermoelectric (PES)	3,102	3,149	-47
Coal
Sines	1,192	1,192	—
Fuel oil / Natural Gas
Tapada do Outeiro	—	47	-47
Setúbal	946	946	—
Carregado	710	710	—
Barreiro	56	56	—
Diesel
Tunes	197	197	—

Non-Binding Generation	1,028	647	381

Small-Hydro (NBES)	244	255	-11
CCGT
Ribatejo	784	392	392

Special Regime	322	272	50
Small-Hydro	66	56	10
Cogeneration	111	111	—
Wind	136	96	40
Biomass	9	9	—

SPAIN	2,837	2,652	185

Conventional Regime	2,492	2,492	—
Hydroelectric	426	426	—
Thermoelectric	1,910	1,910	—
Coal
Aboño	878	878	—
Soto de Ribera	645	645	—
CCGT
Castejón	387	387	—
Nuclear
Trillo	156	156	—

Special Regime	346	161	185
Small-Hydro	3	3	—
Cogeneration	41	24	18
Wind	223	99	124
Waste	72	33	39
Biomass	7	3	4

Electricity Generation - GWh	1Q2005	1Q2004	Δ GWh
PORTUGAL	7,337	7,200	137

Conventional Regime	7,027	6,879	148
Binding Generation	5,705	6,106	-401

Hydroelectric (PES)	1,295	3,428	-2,133
Thermoelectric (PES)	4,410	2,678	1,732
Coal
Sines	2,421	2,432	-11
Fuel oil / Natural Gas
Tapada do Outeiro	—	-0	0
Setúbal	1,337	116	1,221
Carregado	571	87	484
Barreiro	74	41	33
Diesel
Tunes	8	2	6

Non-Binding Generation	1,322	774	549

Small-Hydro (NBES)	33	171	-138
CCGT
Ribatejo	1,289	603	686

Special Regime	310	321	-11
Small-Hydro	20	58	-38
Cogeneration	185	196	-11
Wind	93	52	41
Biomass	13	15	-2

SPAIN	3,962	3,761	201

Conventional Regime	3,698	3,650	48
Hydroelectric	305	341	-36
Thermoelectric	3,061	2,979	83
Coal
Aboño	1,421	1,706	-285
Soto de Ribera	1,134	837	297
CCGT
Castejón	506	436	70
Nuclear
Trillo	331	330	1

Special Regime	264	111	153
Small-Hydro	1	5	-4
Cogeneration	51	22	29
Wind	125	52	73
Waste	84	29	55
Biomass	3	3	-0

IAS/IFRS: Effect on EDP 1Q2004 accounts

Income Statement (€m) 1Q2004	Note	PT GAAP	IAS IFRS	Δ €
Revenues	1	1,799	1,842	+43
Direct Activity Costs	2	953	947	-6
Gross Margin		846	894	+48
Supplies and Services	3	147	146	-1
Personnel Costs	4	144	147	+3
Costs with social benefits	5	17	35	+18
Other costs (or revenues)	6	4	55	+51
Operating Costs		311	383	+72
EBITDA		535	511	-24
Depreciation (net of subsidies)	7	191	172	-19
Provisions	8	20	—	-20
EBIT		324	339	+15
Financial income/(expense)	9	-71	-73	-2
Goodwill & Concession rights amort	10	-23	-11	+12
Extraordinary Results	11	-7	—	+7
Pre-Tax Profit		222	255	+33
Income & Deferred Taxes	12	49	72	+23
Minority Interests	13	-7	-12	-5
Net Profit		181	194	+13

DISCLAIMER:

As a result of the European Community Regulation nº 1606/2002, obliging all listed companies to prepare their consolidated financial statements in accordance with the IFRS’s, the EDP Group formally qualifies itself as “a first time adopter” and as a consequence will officially disclose and report its IFRS Consolidated Financial Statements for the first time beginning on January 1st, 2005. In accordance with IFRS 1, the entities that report and disclose for their IFRS Consolidated Financial Statements for the first time beginning on January 1st, 2005, the respective transition date for IFRS purposes will be January 1st, 2004. The purpose of this presentation is to present a summary of the more significant impacts on the EDP Group accounts during the transition from Portuguese/PT GAAP to IFRS. The forward-looking statements included in this presentation do not reflect all the possible changes due to IFRS but those identified at this stage. These forward-looking statements are based on current expectations, understandings, analysis, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether the IFRS Standards that will eventually be endorsed by the European Union correspond to those existing presently, and whether the IFRS Standards as adopted will be interpreted by IFRIC and by Regulatory Entities in a manner that impacts or affects EDP – Energias de Portugal. These Pro-forma IFRS/IAS Consolidated Financial Statements, with reference to March 31st, 2004, aim to present and disclose only for information purposes the impacts arising from the full adoption of the International Financial Reporting Standards (IFRS). For the preparation of these referred Pro-forma IFRS financial statements, the necessary adjustments were duly accounted and considered in relation to the Official Consolidated Financial Statements of the EDP Group as of March 31st, 2004 prepared in accordance with the Official Portuguese Plan of Accounts (POC/PT GAAP). The effective and official IFRS Consolidated Financial Statements for the Group EDP shall be reported and disclosed in the fiscal year beginning on January 1st, 2005.

All figures are preliminary and unaudited.

Notes on IAS/IFRS changes

1. Revenues

Under IAS/IFRS tariff adjustments do not meet the definition of an asset or liability. As such, tariff adjustments in EDP Distribuição (€41m) are not capitalised in EDP’s accounts.

2. Direct Activity Costs (Energy Purchases, Fuel and Materials)

Under IAS/IFRS regulatory assets or liabilities do not meet the definition of an asset or liability. Therefore, the constitution of these assets and liabilities is not booked in the P&L (+€10m). Under IAS/IFRS own work capitalised is reclassified to the respective item (-€18m in materials at EDP Distribuição).

3. Supplies and Services

Under IAS/IFRS, setup costs and R&D expenses are recognised as a cost in the period as incurred instead of being capitalised.

4. Personnel Costs

Annual bonuses paid to employees under IFRS are recognised as a cost for the year (+€6m for 3 months, of which €4m in EDP Distribuição and €1.5m in EDP Produção) instead of being booked against reserves as a distribution. Severance payments are reclassified from extraordinaries to personnel costs (+€3m in EDP Produção, +€8m in EDP Distribuição and +€3m at Oni). Under IAS/IFRS own work capitalised is reclassified to the respective item with an impact in personnel costs (-€17m, of which -€16m in EDP Distribuição).

5. Costs with social benefits

Under IAS/IFRS actuarial losses were fully recognised against reserves at the transition date and thus, their amortisation is no longer booked in the P&L (-€11m, of which -€2m in EDP Produção and -€7m in EDP Distribuição). Provisions for medical care were reclassified from provisions to personnel costs (+€14m, of which +€10m in EDP Distribuição and +€3m in EDP Produção). Additional provisioning for pension liabilities had a negative impact in this line (+€14m, of which €11m in EDP Distrbuição and €3m in EDP Produção).

6. Other costs (or revenues)

Under IAS/IFRS own work capitalised is reclassified to the respective item (+€45m, of which +€39m in EDP Distribuição and +€4m in EDP Produção). Provisions for doubtful debtors were reclassified from provisions to other costs (+€5m, of which +€3m in EDP Distribuição and +€2m in Brazil).

7. Depreciation (net of compensation for subsidised assets’ depreciation)

Under IAS/IFRS, setup costs and R&D expenses are recognised as a cost in the period as incurred instead of being capitalised, therefore its depreciation is no longer booked in the P&L (-€8m, of which -€6m at Oni). Administrative and structure costs are not capitalised under IAS/IFRS and thus, depreciation was reverted in the P&L (EDP Produção -€8m and EDP Distribuição -€6m).

8. Provisions

Provisions were reclassified against the respective item, namely €14m to personnel costs (medical care) and €5m to other costs (doubtful debtors).

9. Financial Income/(Expense)

Under IAS/IFRS own work capitalised is reclassified to the respective item (+€6m in interest paid, of which +€4m in EDP Produção and +€2m in EDP Distribuição). Since regulatory assets and liabilities in Brazil are not accounted according to IAS/IFRS, income from Selic on these assets and liabilities is not booked in the P&L (-€9m).

10. Goodwill & Concession rights amortisation

Discontinuation of goodwill amortisation (€13m).

11. Extraordinary Results

Extraordinary items are reclassified as operating revenues or costs in the respective item.

12. Income & Deferred Taxes

The change in this item reflects the deferred taxes on the above mentioned IAS/IFRS adjustments (+€13m). Regularisation of income tax in the period (+€16m).

13. Minority Interests

The change in this item reflects the minority interests on the above mentioned IAS/IFRS adjustments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated May 24, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer